UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 23)

Under the Securities Exchange Act of 1934

TARO PHARMACEUTICAL INDUSTRIES LTD.

(Name of Issuer)

ORDINARY SHARES, PAR VALUE NIS 0.0001 PER SHARE

(Title of Class of Securities)

M8737E108

(CUSIP Number)

Mr. Sudhir V. Valia, Acme Plaza, Andheri Kurla Road, Andheri (East), Mumbai 400 059, India

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

October 18, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. M8737E108	Page 2 of 17 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SUN PHARMACEUTICAL INDUSTRIES LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 29,497,813*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 29,497,813
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,497,813
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.3%**
14		TYPE OF REPORTING PERSON (See Instructions) CO

*            Includes 3,770,833 Ordinary Shares acquired by Alkaloida Chemical Company Exclusive Group Ltd. (“Alkaloida”), an indirect subsidiary of Sun Pharmaceutical Industries Ltd. (“Sun”), on May 21, 2007 and 3,016,667 Ordinary Shares acquired by Alkaloida on May 30, 2007, in each case pursuant to the share purchase agreement dated May 18, 2007 (“Purchase Agreement”), between Alkaloida and the Issuer, which entitled Alkaloida to acquire a total of 7,500,000 Ordinary Shares; 58,000 Ordinary Shares acquired by Sun Pharma Global, Inc. (“Sun Pharma”), a direct wholly-owned subsidiary of Sun, on July 11, 2007 and 500 Ordinary Shares acquired by Sun Pharma on July 23, 2007, in each case in open market transactions; 3,000,000 Ordinary Shares acquired by Alkaloida on August 2, 2007, pursuant to Sun’s rights under the warrant, dated May 18, 2007, issued by the Issuer to Sun (the “Original Warrant”); 3,712,557 Ordinary Shares acquired by Alkaloida on February 19, 2008, from Brandes Investment Partners, L.P., for and on behalf of certain of its investment advisory clients (“Brandes”); and 797,870 Ordinary Shares acquired by Alkaloida on June 23, 2008, from Harel Insurance Company Limited (“Harel”).

This amount also includes 3,787,500 Ordinary Shares which Alkaloida acquired pursuant to a warrant issued to Sun by the Issuer on August 2, 2007 (“Warrant No. 2”), including (i) 3,712,500 Ordinary Shares issued to Alkaloida on September 24, 2010 and (ii) 75,000 Ordinary Shares issued to Alkaloida on September 27, 2010.

This amount also includes 29,382 Ordinary Shares which Alkaloida directly acquired on September 14, 2010, upon the closing of the initial offering period of the tender offer to purchase all of the outstanding Ordinary Shares, pursuant to the Tender Offer Statement on Schedule TO, filed on June 30, 2008, as amended.

This amount also includes an aggregate of 4,739,739 Ordinary Shares indirectly acquired by Sun pursuant to the letter agreement, dated as of September 20, 2010 (the “Letter Agreement”), among Sun, Alkaloida, Sun Pharmaceutical Industries Inc. (“Sun Michigan”), a Michigan corporation and a direct subsidiary of Sun, The Taro Development Corporation, a New York corporation (“TDC”), Dr. Barrie Levitt, Ms. Tal Levitt, Dr. Jacob Levitt, and Dr. Daniel Moros (such individuals, together with TDC, the “Grantors”).  Pursuant to the Letter Agreement: (i) Alkaloida directly acquired 2,405,925 Ordinary Shares from the Grantors, consummating an option granted by the Grantors to Alkaloida under an option agreement (the “Option Agreement”), dated May 18, 2007, among the Grantors and Sun (and subsequently assigned to Alkaloida), (ii) Alkaloida directly acquired an additional 12 Ordinary Shares from the Grantors, and (iii) upon the merger of a subsidiary of Sun Michigan with and into TDC on October 1, 2010, Sun Michigan indirectly acquired 2,333,802 Ordinary Shares, consummating an option granted by TDC to Alkaloida (and subsequently assigned to Sun Michigan) under the Option Agreement.  TDC directly owns 2,333,022 Ordinary Shares and indirectly owns 780 Ordinary Shares through Morley and Company, Inc., a New York corporation owned by TDC and Alkaloida.  In addition, in connection with the consummation of the transactions contemplated by the Option Agreement, Alkaloida acquired 2,600 Founders’ Shares, which control in the aggregate one-third of the voting power of the Issuer.

This amount also includes 5,159,765 Ordinary Shares acquired by Alkaloida on November 1, 2010 from Franklin Advisors, Inc. and Templeton Asset Management Ltd.

This amount also includes 712,500 Ordinary Shares acquired by Alkaloida on January 18, 2011 under the Purchase Agreement and 712,500 Ordinary Shares acquired by Alkaloida on January 18, 2011 pursuant to Warrant No. 2.

**        Based on 44,535,832 Ordinary Shares outstanding as of October 17, 2011.

SCHEDULE 13D/A

CUSIP No. M8737E108	Page 3 of 17 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SUN PHARMA GLOBAL INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION The British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 27,164,011*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 27,164,011
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,164,011
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.0%**
14		TYPE OF REPORTING PERSON (See Instructions) CO

*           Includes 3,770,833 Ordinary Shares acquired by Alkaloida on May 21, 2007 and 3,016,667 Ordinary Shares acquired by Alkaloida on May 30, 2007, in each case pursuant to the Purchase Agreement; 58,000 Ordinary Shares acquired by Sun Pharma on July 11, 2007 and 500 Ordinary Shares acquired by Sun Pharma on July 23, 2007, in each case in open market transactions; 3,000,000 Ordinary Shares acquired by Alkaloida on August 2, 2007, pursuant to Sun’s rights under the Original Warrant; 3,712,557 Ordinary Shares acquired by Alkaloida on February 19, 2008, from Brandes; and 797,870 Ordinary Shares acquired by Alkaloida on June 23, 2008, from Harel.

This amount also includes 3,787,500 Ordinary Shares which Alkaloida acquired pursuant to Warrant No. 2, including (i) 3,712,500 Ordinary Shares issued to Alkaloida on September 24, 2010 and 75,000 Ordinary Shares issued to Alkaloida on September 27, 2010.

This amount also includes 29,382 Ordinary Shares which Alkaloida directly acquired on September 14, 2010, upon the closing of the initial offering period of the tender offer to purchase all of the outstanding Ordinary Shares, pursuant to the Tender Offer Statement on Schedule TO, filed on June 30, 2008, as amended.

This amount also includes an aggregate of 2,406,717 Ordinary Shares directly or indirectly acquired by Alkaloida pursuant to the Letter Agreement.  Pursuant to the Letter Agreement, Alkaloida (i) directly acquired 2,405,925 Ordinary Shares from the Grantors, consummating an option granted by the Grantors to Alkaloida under the Option Agreement, (ii) directly acquired an additional 12 Ordinary Shares from the Grantors, and (iii) indirectly acquired 780 Ordinary Shares through its acquisition of shares of Morley and Company, Inc., a New York corporation.  In addition, in connection with the consummation of the transactions contemplated by the Option Agreement, Alkaloida acquired 2,600 Founders’ Shares, which control in the aggregate one-third of the voting power of the Issuer.

This amount also includes 5,159,765 Ordinary Shares acquired by Alkaloida on November 1, 2010 from Franklin Advisors, Inc. and Templeton Asset Management Ltd.

This amount also includes 712,500 Ordinary Shares acquired by Alkaloida on January 18, 2011 under the Purchase Agreement and 712,500 Ordinary Shares acquired by Alkaloida on January 18, 2011 pursuant to Warrant No. 2.

**          Based on 44,535,832 Ordinary Shares outstanding as of October 17, 2011.

SCHEDULE 13D/A

CUSIP No. M8737E108	Page 4 of 17 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ALKALOIDA CHEMICAL COMPANY EXCLUSIVE GROUP LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of Hungary
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 27,105,511*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 27,105,511
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,105,511
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.9%**
14		TYPE OF REPORTING PERSON (See Instructions) CO

*           Includes 3,770,833 Ordinary Shares acquired by Alkaloida on May 21, 2007 and 3,016,667 Ordinary Shares acquired by Alkaloida on May 30, 2007, in each case pursuant to the Purchase Agreement; 3,000,000 Ordinary Shares acquired by Alkaloida on August 2, 2007, pursuant to Sun’s rights under the Original Warrant; 3,712,557 Ordinary Shares acquired by Alkaloida on February 19, 2008, from Brandes; and 797,870 Ordinary Shares acquired by Alkaloida on June 23, 2008, from Harel.

This amount also includes 3,787,500 Ordinary Shares which Alkaloida acquired pursuant to Warrant No. 2, including (i) 3,712,500 Ordinary Shares issued to Alkaloida on September 24, 2010 and 75,000 Ordinary Shares issued to Alkaloida on September 27, 2010.

This amount also includes 29,382 Ordinary Shares which Alkaloida directly acquired on September 14, 2010, upon the closing of the initial offering period of the tender offer to purchase all of the outstanding Ordinary Shares, pursuant to the Tender Offer Statement on Schedule TO, filed on June 30, 2008, as amended.

This amount also includes an aggregate of 2,406,717 Ordinary Shares directly or indirectly acquired by Alkaloida pursuant to the Letter Agreement.  Pursuant to the Letter Agreement, Alkaloida (i) directly acquired 2,405,925 Ordinary Shares from the Grantors, consummating an option granted by the Grantors to Alkaloida under the Option Agreement, (ii) directly acquired an additional 12 Ordinary Shares from the Grantors, and (iii) indirectly acquired 780 Ordinary Shares through its acquisition of shares of Morley and Company, Inc., a New York corporation.  In addition, in connection with the consummation of the transactions contemplated by the Option Agreement, Alkaloida acquired 2,600 Founders’ Shares, which control in the aggregate one-third of the voting power of the Issuer.

This amount also includes 5,159,765 Ordinary Shares acquired by Alkaloida on November 1, 2010 from Franklin Advisors, Inc. and Templeton Asset Management Ltd.

This amount also includes 712,500 Ordinary Shares acquired by Alkaloida on January 18, 2011 under the Purchase Agreement and 712,500 Ordinary Shares acquired by Alkaloida on January 18, 2011 pursuant to Warrant No. 2.

**         Based on 44,535,832 Ordinary Shares outstanding as of October 17, 2011.

SCHEDULE 13D/A

CUSIP No. M8737E108	Page 5 of 17 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SUN PHARMACEUTICAL INDUSTRIES, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Michigan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,333,802*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,333,802
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,333,802
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%**
14		TYPE OF REPORTING PERSON (See Instructions) CO

*           This amount includes 2,333,802 Ordinary Shares Sun Michigan acquired upon the merger of a subsidiary of Sun Michigan with and into TDC on October 1, 2010, pursuant to the Letter Agreement.  TDC directly owns 2,333,022 Ordinary Shares and indirectly owns 780 Ordinary Shares through Morley and Company, Inc., a New York corporation owned by TDC and Alkaloida (following the transactions consummated under the Letter Agreement).

**          Based on 44,535,832 Ordinary Shares outstanding as of October 17, 2011.

SCHEDULE 13D/A

CUSIP No. M8737E108	Page 6 of 17 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) THE TARO DEVELOPMENT CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,333,802*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,333,802
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,333,802
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%**
14		TYPE OF REPORTING PERSON (See Instructions) CO

*          This amount includes the following Ordinary Shares: TDC directly owns 2,333,022 Ordinary Shares and indirectly owns 780 Ordinary Shares through Morley and Company, Inc., a New York corporation owned by TDC and Alkaloida (following the transactions consummated under the Letter Agreement).

**         Based on 44,535,832 Ordinary Shares outstanding as of October 17, 2011.

This Amendment No. 23 (this “Amendment”) amends and supplements the Statement on Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission on July 3, 2007 (the “Original Schedule 13D”); the Amendment No. 1 to the Original Schedule 13D, filed on July 25, 2007 (the “Amendment No. 1”); the Amendment No. 2 to the Original Schedule 13D, filed on August 2, 2007 (the “Amendment No. 2”); the Amendment No. 3 to the Original Schedule 13D, filed on February 19, 2008 (the “Amendment No. 3”); the Amendment No. 4 to the Original Schedule 13D, filed on May 29, 2008 (the “Amendment No. 4”); the Amendment No. 5 to the Original Schedule 13D, filed on June 5, 2008 (the “Amendment No. 5”); the Amendment No. 6 to the Original Schedule 13D, filed on June 24, 2008 (the “Amendment No. 6”); the Amendment No. 7 to the Original Schedule 13D, filed on June 25, 2008 (the “Amendment No. 7”); the Amendment No. 8 to the Original Schedule 13D, filed on December 2, 2009 (the “Amendment No. 8”); the Amendment No. 9 to the Original Schedule 13D, filed on December 11, 2009 (the Amendment No. 9”); the Amendment No. 10 to the Original Schedule 13D, filed on December 14, 2009 (the “Amendment No. 10”); the Amendment No. 11 to the Original Schedule 13D, filed on December 15, 2009 (the “Amendment No. 11”); the Amendment No. 12 to the Original Schedule 13D, filed on December 17, 2009 (the “Amendment No. 12”); the Amendment No. 13 to the Original Schedule 13D, filed on December 21, 2009 (the “Amendment No. 13”); the Amendment No. 14 to the Original Schedule 13D, filed on December 22, 2009 (the “Amendment No. 14”); the Amendment No. 15 to the Original Schedule 13D, filed on December 24, 2009 (the “Amendment No. 15”); the Amendment No. 16 to the Original Schedule 13D, filed on December 31, 2009 (the “Amendment No. 16”); the Amendment No. 17 to the Original Schedule 13D, filed on January 11, 2010 (the “Amendment No. 17”); the Amendment No. 18 to the Original Schedule 13D, filed on September 10, 2010 (the “Amendment No. 18”); the Amendment No. 19 to the Original Schedule 13D, filed on September 24, 2010 (the “Amendment No. 19”); the Amendment No. 20 to the Original Schedule 13D, filed on October 5, 2010 (the “Amendment No. 20”); the Amendment No. 21 to the Original Schedule 13D, filed on November 4, 2010; and the Amendment No. 22 to the Original Schedule 13D, filed on January 19, 2011 (the “Amendment No. 22”, together with the Original Schedule 13D, the Amendment No. 1, to and through the Amendment No. 21, the “Schedule 13D”), with respect to the Ordinary Shares, par value NIS .0001 per share (the “Ordinary Shares”), of Taro Pharmaceutical Industries Ltd., an Israeli corporation (the “Issuer”), whose principal executive offices are located at Italy House, Euro Park, Yakum 60972, Israel.  Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 is hereby amended and restated in its entirety to read as follows.

(a) This Amendment is being filed jointly by Sun Pharmaceutical Industries Limited, a corporation organized under the laws of India (“Sun”), Sun Pharma Global, Inc., a corporation organized under the laws of the British Virgin Islands and a direct subsidiary of Sun (“Sun Pharma”), Alkaloida Chemical Company Exclusive Group Ltd., a corporation organized under the laws of Hungary and an indirect subsidiary of Sun (“Alkaloida”), Sun Pharmaceutical Industries Inc., a Michigan corporation and a direct subsidiary of Sun (“Sun Michigan”), and The Taro Development Corporation, a New York corporation and a direct subsidiary of Sun Michigan (“TDC”). Sun, Sun Pharma, Alkaloida, Sun Michigan, and TDC are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons”.

The Reporting Persons have agreed to file this Amendment jointly in accordance with Rule 13d-1(k)(1) under the Act pursuant to the Agreement of Joint Filing, dated July 2, 2007, a copy of which is filed with this Amendment as Exhibit 99.42, the Joinder Agreement, dated September 24, 2010, a copy of which is filed with this Amendment as Exhibit 99.43, and Second Joinder Agreement, dated October 18, 2011, a copy of which is filed with this Amendment as Exhibit 99.44.

Sun Pharmaceutical Industries Limited

(b) – (c)                 Sun is a corporation organized under the laws of India. Sun is a specialty pharmaceutical company. Sun’s business address is 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093 India.

The directors and executive officers of Sun and their respective business addresses, present principal occupations and citizenship are set forth below:

Directors of Sun Pharmaceutical Industries Limited

Name	Address	Present Principal Occupation	Citizenship
Dilip S. Shanghvi	c/o Sun Pharmaceutical Industries Limited, 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093, India	Chairman & Managing Director	Indian
Sudhir V. Valia	c/o Sun Pharmaceutical Industries Limited, Acme Plaza, Andheri Kurla Road, Andheri (East), Mumbai – 400 059, India	Director	Indian
Sailesh T. Desai	c/o Sun Pharmaceutical Industries Limited, 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093, India	Director	Indian
S. Mohanchand Dadha	c/o Sun Pharmaceutical Industries Limited, 10, Jeypore Nagar, Chennai - 600 086, India	Director	Indian
Hasmukh S. Shah	c/o Sun Pharmaceutical Industries Limited, 402, 4th Floor, R. K. Centre, Fatehgunj Main Road, Baroda – 390 002, India	Director	Indian
Keki Minu Mistry	c/o HDFC Limited, Ramon House, 5th Floor, H. T. Parekh Marg, 169, Backbay Reclamation, Churchgate, Mumbai – 400 020, India	Director	Indian
Ashwin S. Dani	c/o Asian Paints (India) Limited, 6-A, Shanti Nagar, Santacruz (East), Mumbai – 400 055, India	Director	Indian
Subramanian Kalyansundaram	c/o Sun Pharmaceutical Industries Ltd. Acme Plaza, Andheri Kurla Road, Andheri (East) Mumbai – 400 059, India	Chief Executive Officer and Director	New Zealand

Executive Officers of Sun Pharmaceutical Industries Limited

Name	Address	Present Principal Occupation	Citizenship
Rakesh Mehta	Sun Pharmaceutical Industries Limited, 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093 India	Sr. Vice President, (International Marketing)	Indian
Abhay Gandhi	Sun Pharmaceutical Industries Limited, Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai – 400 059, Maharashtra, India	Exec. Vice President, (International Marketing)	Indian
T. K. Roy	Sun Pharmaceutical Industries Limited, Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai – 400 059, Maharashtra, India	Sr. Vice President (Marketing & Sales)	Indian
Sharda Crishna	Sun Pharmaceutical Industries Limited, Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai – 400 059, Maharashtra, India	Sr. Vice President (Marketing & Sales)	Indian

Name	Address	Present Principal Occupation	Citizenship
Kirti Ganorkar	Sun Pharmaceutical Industries Limited, 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093, India	Sr. Vice President (Business Development)	Indian
Vipul Doshi	Sun Pharmaceutical Industries Limited, SPARC, Tandalja, Vadodara-390 020, Gujarat, India	Exec. Vice President (Quality)	Indian
Dr. Ratnesh Shrivastava	Sun Pharmaceutical Industries, Limited, 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093, India	Vice President (Intellectual Property Cell)	Indian
Sampad Bhattacharya	Sun Pharmaceutical Industries Limited, Halol Baroda Highway, Halol 389 350, India	Vice President Operations	Indian
Uday Baldota	Sun Pharmaceutical Industries Limited, 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093, India	Sr. Vice President (Investor Relations)	Indian
A. H. Khan	Sun Pharmaceutical Industries Limited, Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai – 400 059 Maharashtra, India	Vice President (Human Resources Development)	Indian
Dinesh R. Desai	Sun Pharmaceutical Industries Limited, 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093, India	Vice President (Accounts)	Indian
Sunil Ajmera	Sun Pharmaceutical Industries Limited, 401-404, The Eagle’s Flight, Dr. Suren Road, Off Andheri-Kurla Road, Chakala, Andheri (East) Mumbai, 400 093, India	Sr. General Manager (Operations), Compliance Officer & Company Secretary	Indian
Ashok I. Bhuta	Sun Pharmaceutical Industries Limited, 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093, India	Deputy General Manager (Legal & Secretarial) & Compliance Officer	Indian
Pabitra Kumar Bhattacharya	Sun Pharmaceutical Industries Limited, 401-404, The Eagle’s Flight, Dr. Suren Road, Off Andheri-Kurla Road, Chakala, Andheri (East) Mumbai, 400 093, India	Vice President (Process Engg. & Operations)	Indian
Sunil P. Mehta	Sun Pharmaceutical Industries Limited, 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093, India	Vice President	Indian
B.F. Shirude	Sun Pharmaceutical Industries Limited, A-8, MIDC Industrial Area, Ahmednagar 414 111, India	Vice President Operations (API)	Indian
R. S. Vasan	Sun Pharmaceutical Industries Limited, Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai 400 059 Mahrashtra, India	Sr. Vice President (Marketing & Sales)	Indian

Sun Pharma Global Inc.

(b)-(c)           Sun Pharma is a corporation organized under the laws of the British Virgin Islands. Sun Pharma is a trading and investment company and is a wholly-owned subsidiary of Sun. Sun Pharma’s business address is International Trust Building, P.O. Box No. 659, Road Town, Tortola, British Virgin Islands.

The directors of Sun Pharma and their respective business addresses, present principal occupations and citizenship are set forth below:

Directors of Sun Pharma Global Inc.

Names	Address	Present Principal Occupation	Citizenship
Harin Mehta	Flat no. 3,1, Elmunkas street, Tiszavasvari, Hungary - 4440	Director	Indian
Sunil Gandhi	SuGandhManagement, Consultancy, Woodstock Asia Pacific DMCC, Office No. 406, The Business Centre, Opp Burjuman Centre, Mashreq Bank Bldg. Bank Street, P.O. Box 12850, Dubai-UAE	Director & Secretary of Sun Global and Financial Consultant	Indian
Surendra Joshi	PO Box 696, Muttrah, Post Code No. 114, Sultanate of Oman	Director of Sun Global and Tax Consultant	Indian

Executive Officers of Sun Pharma Global Inc.

There are no executive officers of Sun Pharma.

Alkaloida Chemical Company Exclusive Group Ltd.

(b)-(c)           Alkaloida is a corporation organized under the laws of Hungary. Alkaloida is a specialty pharmaceutical company and is an indirect subsidiary of Sun. Alkaloida’s business address is Kabay János u. 29, H-4440 Tiszavasari, The Republic of Hungary.

The directors and executive officers of Alkaloida and their respective business addresses, present principal occupations and citizenship are set forth below:

Directors of Alkaloida Chemical Company Exclusive Group Ltd.

Name	Address	Present Principal Occupation	Citizenship
Harin Mehta	Flat no. 3,1, Elmunkas street, Tiszavasvari, Hungary – 4440.	Managing Director, Sun Pharma Global Inc.	Indian
Jayesh Shah	Caraco Pharmaceutical Laboratories Limited, 1150 Elijah McCoy Drive, Detroit, MI 48202, USA.	Director-Commercial, Caraco Pharmaceutical Laboratories Limited.	United States
Katalin Szilágyi	4440 Tiszavasvári, Kelp Ilona u. 3., Hungary.	Director, Quality Assurance & Quality Control, Alkaloida Chemical Company Exclusive Group Ltd.	Hungarian
Sudhir V. Valia	Acme Plaza, Andheri Kurla Road, Andheri (East), Mumbai 400 059, India.	Professional Company Directorships	Indian

Executive Officers of Alkaloida Chemical Company Exclusive Group Ltd.

Name	Address1	Present Principal Occupation	Citizenship
Gyula Sotkó	Alkaloida Chemical Company Exclusive Group Ltd.	Purchasing & Logistics Manager	Hungarian
Katalin Szilágyi	Alkaloida Chemical Company Exclusive Group Ltd.	Director, Quality Assurance & Quality Control	Hungarian
Dr. József Simon	Alkaloida Chemical Company Exclusive Group Ltd.	Chief Legal Advisor	Hungarian
Zoltán Nagy	Alkaloida Chemical Company Exclusive Group Ltd.	Human Resources Manager	Hungarian
Tibor Horváth	4026 Debrecen, Hatvan u. 1/C.III/3. The Republic of Hungary.	Poppy System Manager	Hungarian
Zoltán László	Alkaloida Chemical Company Exclusive Group Ltd.	Technical Supply Manager	Hungarian
Ferenc Vicsai	Alkaloida Chemical Company Exclusive Group Ltd.	Controlling Manager	Hungarian
Tamás Udvari	1092 Budapest, Ráday u. 16. I/22. The Republic of Hungary.	Finance Manager	Hungarian

Sun Pharmaceutical Industries, Inc.

(b)-(c)           Sun Michigan is a corporation organized under the laws of the Michigan. Sun Michigan is a specialty pharmaceutical company and is a wholly-owned subsidiary of Sun. Sun Michigan’s business address is 30600 Telegraph Road, Bingham Farms, MI 48025.

The directors and executive officers of Sun Michigan and their respective business addresses, present principal occupations and citizenship are set forth below:

Directors of Sun Pharmaceutical Industries, Inc.

Name	Address	Present Principal Occupation	Citizenship
GP. Singh	30600 Telegraph Road, Bingham Farms, MI 48025	Director and President of Sun Michigan	United States
Jayesh M Shah	30600 Telegraph Road, Bingham Farms, MI 48025	Director	United States
Sudhir V Valia	30600 Telegraph Road, Bingham Farms, MI 48025	Director	Indian

1Unless otherwise indicated, the Principal Address of each person is the Principal Office of Alkaloida Chemical Company Exclusive Group Ltd., Kabay János u. 29, H-4440 Tiszavasari, The Republic of Hungary.

Officers of Sun Pharmaceutical Industries, Inc.

Name	Address	Present Principal Occupation	Citizenship
John Dauer	30600 Telegraph Road, Bingham Farms, MI 48025	Vice President	United States
James Hattersley	30600 Telegraph Road, Bingham Farms, MI 48025	Vice President	United States
Abramowitz Wattanaporn	30600 Telegraph Road, Bingham Farms, MI 48025	Vice President	United States

The Taro Development Corporation

(b)-(c)           TDC is a corporation organized under the laws of the New York. TDC is a consulting services company and is a wholly-owned subsidiary of Sun Michigan. TDC’s business address is 270 Prospect Plains Road, Cranbury, NJ 08512.

The directors and executive officers of TDC and their respective business addresses, present principal occupations and citizenship are set forth below:

Directors of The Taro Development Corporation

Name	Address	Present Principal Occupation	Citizenship
Rajesh Shah	270 Prospect Plains Road, Cranbury, NJ 08512	Director	Indian
Jayesh M Shah	Caraco Pharmaceutical Laboratories Limited, 1150 Elijah McCoy Drive, Detroit, MI 48202	Director	United States
Sudhir V Valia	30600 Telegraph Road, Bingham Farms, MI 48025	Director	Indian

Officers of The Taro Development Corporation

There are no executive officers of TDC.

(d)      During the last five years, none of the Reporting Persons or, to the best of the Reporting Persons’ knowledge, any of the other persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)      During the last five years, none of the Reporting Persons or, to the best of the Reporting Persons’ knowledge, any of the other persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation relating to such laws.

(f)      Sun is a corporation organized under the laws of India and each of its executive officers and directors named in this Item 2 are citizens set forth above.  Sun Pharma is a corporation organized under the laws of the British Virgin Islands and each of its directors named in this Item 2 are citizens as set forth above. Alkaloida is a corporation organized under the laws of Hungary and each of its directors named in this Item 2 are citizens as set forth above. Sun Michigan is a corporation organized under the laws of Michigan and each of its directors named in this Item 2 are citizens as set forth above. TDC is a corporation organized under the laws of New York and each of its directors named in this Item 2 are citizens as set forth above

ITEM 4.	Purpose of Transaction

Item 4 is hereby amended and restated in its entirety to read as follows:

On October 18, 2011, Sun delivered a letter (the “Proposal Letter”) to the Issuer’s Board of Directors proposing a transaction pursuant to which Sun and/or one or more of their affiliates would acquire all of the outstanding Ordinary Shares not held by Sun or an affiliate as disclosed herein for per share consideration of $24.50 in cash (the “Proposed Transaction”).  The references to the Proposal Letter in this Amendment are qualified in their entirety by reference to the Proposal Letter itself, a copy of which is filed with this Amendment as Exhibit 99.45 and incorporated herein by reference as if set forth in its entirety.

Prior to the date of this Amendment and as previously disclosed in the Schedule 13D, Sun and its affiliates acquired the Ordinary Shares and Founders’ Shares currently held by them pursuant to a number of agreements and transactions, including those described below:

•	3,770,833 Ordinary Shares acquired by Alkaloida on May 21, 2007 pursuant to the Purchase Agreement;

•	3,016,667 Ordinary Shares acquired by Alkaloida on May 30, 2007 pursuant to the Purchase Agreement;

•	58,000 Ordinary Shares acquired by Sun Pharma, a direct wholly-owned subsidiary of Sun, on July 11, 2007 in open market transactions;

•	500 Ordinary Shares acquired by Sun Pharma on July 23, 2007 in open market transactions;

•	3,000,000 Ordinary Shares acquired by Alkaloida on August 2, 2007, pursuant to the Original Warrant;

•	3,712,557 Ordinary Shares acquired by Alkaloida on February 19, 2008 from Brandes;

•	797,870 Ordinary Shares acquired by Alkaloida on June 23, 2008 from Harel;

•
3,787,500 Ordinary Shares which Alkaloida acquired pursuant to Warrant No. 2, including (i) 3,712,500 Ordinary Shares issued to Alkaloida on September 24, 2010 and (ii) 75,000 Ordinary Shares issued to Alkaloida on September 27, 2010;

•
29,382 Ordinary Shares which Alkaloida directly acquired on September 14, 2010, upon the closing of the initial offering period of the tender offer to purchase all of the outstanding Ordinary Shares, pursuant to the Tender Offer Statement on Schedule TO, filed on June 30, 2008, as amended;

•
4,739,739 Ordinary Shares indirectly acquired by Sun pursuant to the Letter Agreement as follows: (i) Alkaloida directly acquired 2,405,925 Ordinary Shares from the Grantors, consummating the Option Agreement, dated May 18, 2007, among the Grantors and Sun (and subsequently assigned to Alkaloida), (ii) Alkaloida directly acquired an additional 12 Ordinary Shares from the Grantors, and (iii) upon the merger of a subsidiary of Sun Michigan with and into TDC on October 1, 2010, Sun Michigan indirectly acquired 2,333,802 Ordinary Shares, consummating an option granted by TDC to Alkaloida (and subsequently assigned to Sun Michigan) under the Option Agreement;

•	5,159,765 Ordinary Shares acquired by Alkaloida on November 1, 2010 from Franklin Advisors, Inc. and Templeton Asset Management Ltd.;

•	712,500 Ordinary Shares acquired by Alkaloida on January 18, 2011 under the Purchase Agreement;

•	712,500 Ordinary Shares acquired by Alkaloida on January 18, 2011 pursuant to Warrant No. 2; and

•	2,600 Founders’ Shares acquired by Alkaloida, in connection with the consummation of the transactions contemplated by the Option Agreement.

If consummated, the Proposed Transaction would result in the occurrence of one or more of the events specified in clauses (a) through (j) of Item 4 of Schedule 13D, including the acquisition by Sun and/or one or more of its affiliates of additional Ordinary Shares and a change in the Issuer’s board of directors.

In the event that the Proposed Transaction is not consummated, the Reporting Persons will consider all available courses of action, which could involve one or more of the types of transactions or have one or more of the results specified in clauses (a) through (j) of Item 4 of Schedule 13D.  Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters.

ITEM 5.	Interest in Securities of the Issuer

Items 5(a), (b), and (c) are hereby amended and restated in their entirety to read as follows:

(a) and (b)  The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Amendment are hereby incorporated by reference in this Item 5.  The percentage of Ordinary Shares identified pursuant to Item 1 beneficially owned by each of the Reporting Persons is based on 44,507,432 Ordinary Shares outstanding as of March 31, 2011 as reported by the Issuer in its Form 20-F filed on June 29, 2011.

Sun Pharma and Sun Michigan are each wholly-owned subsidiaries of Sun. Alkaloida is an indirect subsidiary of Sun.  As a result of these relationships:

(i) Sun shares voting and dispositive power of 29,497,813 Ordinary Shares, of which 58,500 Ordinary Shares are held by Sun Pharma, 27,105,511 Ordinary Shares are held by Alkaloida, and 2,333,802 Ordinary Shares are held indirectly by Sun Michigan.

(ii) Sun Pharma shares voting and dispositive power of 27,164,011 Ordinary Shares, of which 27,105,511 Ordinary Shares are held by Alkaloida.

(iii) Alkaloida shares voting and dispositive power of 27,105,511 Ordinary Shares.

(iv)  Sun Michigan shares voting and dispositive power of 2,333,802 Ordinary Shares, of which 2,333,022 Ordinary Shares are held by TDC, and 780 Ordinary Shares are held by Morley.

 (v)  TDC shares voting and dispositive power of 2,333,802 Ordinary Shares, of which 780 Ordinary Shares are held by Morley.

Except as disclosed in this Amendment, none of the Reporting Persons or, to the best of the Reporting Persons’ knowledge, any of the other persons listed in Item 2 of this Amendment beneficially owns any Ordinary Shares or has the right to acquire any Ordinary Shares.

Except as disclosed in this Amendment, none of the Reporting Persons or, to the best of the Reporting Persons’ knowledge, any of the other persons listed in Item 2 of this Amendment presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares that they may be deemed to beneficially own.

(c) Except as disclosed in this Amendment, none of the Reporting Persons nor, to the best of their knowledge, any of the other persons named in Item 2 of this Amendment has effected any transaction in Ordinary Shares during the past 60 days.

ITEM 7.	Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end of Item 7:

Exhibit	Description
99.42	Agreement of Joint Filing, dated as of July 2, 2007, incorporated by reference to the Original Schedule 13D.
99.43	Joinder Agreement, dated as of September 24, 2010, incorporated by reference to Amendment No. 19.
99.44	Second Joinder Agreement, dated as of October 18, 2011 (filed herewith).
99.45	Letter to the Board of Directors of Taro Pharmaceutical Industries Ltd., dated October 18, 2011 (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:
October 18, 2011

SUN PHARMACEUTICAL INDUSTRIES LIMITED

By: /s/ Sudhir V. Valia
Name: Sudhir V. Valia
Title: Director

SUN PHARMA GLOBAL, INC

By: /s/ Harin Mehta
Name: Harin Mehta
Title: Director

ALKALOIDA CHEMICAL COMPANY EXCLUSIVE GROUP LIMITED

By: /s/ Harin Mehta
Name: Harin Mehta
Title: Director

SUN PHARMACEUTICAL INDUSTRIES, INC.

By: /s/ Jayesh M. Shah
Name: Jayesh M. Shah
Title: Authorized Signatory

THE TARO DEVELOPMENT CORPORATION

By: /s/ Rajesh Shah
Name: Rajesh Shah
Title: Authorized Signatory

EXHIBIT INDEX

Exhibit	Description
99.42	Agreement of Joint Filing, dated as of July 2, 2007, incorporated by reference to the Original Schedule 13D.
99.43	Joinder Agreement, dated as of September 24, 2010, incorporated by reference to Amendment No. 19.
99.44	Second Joinder Agreement, dated as of October 18, 2011 (filed herewith).
99.45	Letter to the Board of Directors of Taro Pharmaceutical Industries Ltd., dated October 18, 2011 (filed herewith).